EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Registration Statement on Form S-1 of our report dated April 1, 2009, except with respect to our opinion on the consolidated financial statements insofar as it relates to the effects of the discontinued operations as discussed in Note Y, as to which is dated February 12, 2010, relating to the consolidated financial statements of Telkonet, Inc, which appear in such Registration Statement.  Our report dated April 1, 2009 contains an explanatory paragraph that states that the Company has incurred significant losses from operations that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ RBSM LLP

New York, New York
February 12, 2010